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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ALPHANET SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

020787 107

(CUSIP Number)

Fallen Angel Equity Fund, L.P.

c/o Fallen Angel Capital LLC

125 Half Mile Road

Red Bank, NJ 07701

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Daniel P. Finkelman

Testa, Hurwitz & Thibeault, LLP

125 High Street

Boston, MA 02110

April 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Fallen Angel Equity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 712,100 shares of Common Stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 712,100 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.15%

14	TYPE OF REPORTING PERSON SEE INSTRUCTIONS) PN

Schedule 13D

Item 1.    Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Alphanet Solutions Inc., a New Jersey corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7 Ridgedale Avenue, Cedar Knolls, New Jersey 07927.

Item 2.    Identity and Background.

Fallen Angel Equity Fund, L.P. (the “Partnership”) is a Delaware limited partnership. The Partnership invests in, holds, sells, trades, on margin or otherwise, and otherwise deals in securities and other intangible investment instruments, consisting principally, but not solely, of stocks, bonds, notes, bills, derivatives and other securities and instruments that are traded in public markets. The Partnership is located at c/o Fallen Angel Capital, LLC, 125 Half Mile Road, Red Bank, NJ 07701. The general partner of the Partnership is Fallen Angel Capital, LLC (the “General Partner”). The Partnership has not been convicted in a criminal proceeding during the last five (5) years. The Partnership is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The General Partner is located at 125 Half Mile Road, Red Bank, NJ 07701. The manager of the General Partner is Barry Goldsmith. The business address of Mr. Goldsmith is 125 Half Mile Road, Redbank, NJ 07701. The General Partner and Mr. Goldsmith have not been convicted in a criminal proceeding during the last five (5) years. The General Partner and Mr. Goldsmith are not, and during the past five (5) years were not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldsmith and Mr. Ira Cohen, a member of the General Partner, are directors of the Issuer.

Item 3.    Source and Amount of Funds or Other Consideration.

The Partnership acquired the common stock of the Issuer through the working capital of the Partnership. Mr. Goldsmith does not directly own any shares of the Issuer.

Item 4.    Purpose of Transaction.

The purpose of the transactions reported by this Schedule 13D was and is investment in the securities of the Issuer. The Partnership seeks to generate returns by investing in public companies in the information technology industry that have “fallen from favor.” The Partnership identifies companies with undervalued securities and acquires significant minority stakes in them. The Partnership intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant to it, the Partnership may purchase, directly or indirectly, additional shares of the Issuer’s stock or dispose of some or all of such shares in open-market purchases or privately negotiated transactions. Furthermore, the Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Except as otherwise described herein or as expressly stated below, neither the Partnership nor Mr. Goldsmith have plans or proposals which would result in any of the following:

a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of it’s subsidiaries;

c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

e. any material change in the present capitalization or dividend policy structure;

f. any other material change in the Issuer’s business or corporate structure;

g. changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cause to be authorized to be quoted in an interdealer quotation system of a registered national securities associate;

Item 5.    Interest in Securities of the Issuer.

(a) - (b) As of the date of this Schedule 13D, the Partnership owns 712,100 shares of the Issuer’s Common Stock, representing in the aggregate approximately 11.15% of the Issuer’s 6,388,188 shares outstanding as of February 28, 2003 (based on information obtained from the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

(c) The following presents a list of purchases (including acquisitions by way of distributions) and sales of all shares by the Partnership since the most recent filing of 13D, including the price per Share and the means by which such purchase or sale was effected.

	Date	Amount of Securities	Price/Share
Partnership	8/18/99	5,000	4.39
Partnership	8/19/99	5,000	4.33
Partnership	8/24/99	5,000	4.64
Partnership	8/25/99	1,400	4.74
Partnership	8/26/99	1,800	4.72
Partnership	8/27/99	1,000	4.68
Partnership	8/31/99	25,000	4.76
Partnership	8/31/99	10,000	4.76

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

On April 21, 2003, CIBER, Inc., a Delaware corporation (“CIBER”), CIBER Acquisition Corporation, a New Jersey corporation wholly owned by CIBER and formed solely for the purpose of effecting a proposed merger (the “Merger”), and the Issuer entered into an Agreement and Plan of Merger dated April 21, 2003 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the Issuer to be merged with CIBER Acquisition Corporation, with the Issuer to be the surviving corporation and a wholly owned subsidiary of CIBER. The consummation of the Merger is subject to various conditions, including without limitation, the approval of the Merger by the Issuer’s shareholders.

Concurrently with entering into the Merger Agreement, CIBER and Stan Gang, the Chairman of the Issuer’s board of directors, and the Partnership (the “Subject Shareholders”) entered into a Voting and Option Agreement dated April 21, 2003 (the “Voting Agreement”). Under the terms of the Voting Agreement, the Subject Shareholders, holding 2,654,400 shares of Common Stock (the “Shares”), agreed to vote the Shares in favor of the Merger and against any other merger, consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution and the like, and agreed not to solicit or facilitate any such other transaction. The Subject Shareholders granted David Durham, an officer of CIBER, an irrevocable proxy to vote the Shares in accordance with the Voting Agreement until the termination of the Voting Agreement.

The Subject Shareholders also granted CIBER an option to purchase the Shares upon the occurrence of specific triggering events, including the termination of the Merger Agreement under circumstances that entitle CIBER to receive a termination fee. The option has an exercise price of $4.05 per Share (subject to adjustment) and is exercisable upon the triggering event until the earlier of (i) the effective date of the Merger, (ii) the date of termination of the Merger Agreement if CIBER is not entitled to receive a termination fee in connection therewith, or (iii) upon payment of the termination fee if CIBER is entitled to such fee in connection with the termination of the Merger Agreement. CIBER may exercise the option for all, but not less than all, of the Shares subject to the option. If CIBER chooses to exercise the option and the Issuer pays the termination fee to CIBER within the time frame described in the Voting Agreement, the exercise of the option will be rescinded, and the option will be terminated.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 6.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Voting Agreement, dated as of April 21, 2003.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 30, 2003

Signed: /s/  Ira Cohen

Ira Cohen, Manager, Fallen Angel Capital, LLC

General Partner of the Partnership